REXAM

03 SEP -8 AM 7:21



Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

29 August 2003

FILE NO. 82-3

SUPPL

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith
Assistant Company Secretary

REXAM PLC
4 MILLBANK

Rexam continues to deliver strong profit growth

Rexam PLC, the global consumer packaging company, announces its results for the half year to 30 June 2003.

	2003	2002	Change
Sales	**£1,591m**	£1,668m	-5%
Operating profit	**£132m**	£126m	+5%
Profit/(loss) before tax	**£71m**	£(169)m	
Earnings/(loss) per share	**10.2p**	(48.6)p	
Underlying operating profit*	**£166m**	£160m	+4%
Underlying profit before tax**	**£127m**	£117m	+9%
Underlying earnings per share**	**19.6p**	18.4p	+7%
Dividends per share	**7.3p**	7.0p	+4.3%

* Before goodwill amortisation and exceptional items

** Before retirement benefits net finance cost, goodwill amortisation and exceptional items

HIGHLIGHTS

- **Underlying profit before tax up 9%**
- **Underlying earnings per share up 7%**
- ***Beverage Packaging underlying operating profit improves 2% against background of weak German market***
- **Plastic Packaging underlying operating profit up by 28%**
- **Dividend up 4.3% to 7.3p**
- **Rolf Börjesson to assume non executive Chairmanship next year**

Commenting on the results Jeremy Lancaster, Chairman of Rexam, said: "We have had a good first six months thanks to a combination of a better product mix and volume increases in the majority of our businesses as well as our continued focus on efficiency savings. The start to the second half of the year has been encouraging and we remain confident that 2003 will be another successful year for the Group.

"I would like to add that I am delighted that Rolf has accepted the Board's offer to continue with Rexam as non executive chairman following the appointment of a new chief executive. His guidance and his standing as one of the top leaders in the global consumer packaging industry will be of enormous benefit to Rexam as the company continues to grow."

Enquiries

Rexam PLC 020 7227 4100
Rolf Börjesson, Chief Executive
Graham Chipchase, Finance Director
Per Erlandsson, Director Corporate Communications

Financial Dynamics 020 7269 7291
Richard Mountain/David Yates

Editors' notes:
Rexam is one of the world's top five consumer packaging groups. It is a leading global beverage can maker and the No 1 can maker in Europe. Its global operations focus on beverage packaging in metal, glass and plastic, and plastic packaging solutions for the beauty, healthcare, and food industries around the world. The Rexam Group employs some 21,000 people in around 20 countries worldwide and has an ongoing turnover of approximately £3bn. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com

CHAIRMAN'S STATEMENT

The Rexam Group as a whole had a good first six months.

In line with current accounting practice, I will first discuss the statutory results before looking at the underlying performance of our operations. Overall sales for the period dropped slightly to £1.6bn from £1.7bn mainly as a result of disposals. Having restated the 2002 figures following our adoption of FRS17 "Retirement Benefits", profit before tax was £71m compared with a loss of £169m in the corresponding period last year. The resulting basic earnings per share was 10.2p compared with a loss of 48.6p.

By excluding items that are one off or non integral to the operating business you get a clearer indication of Rexam's performance. The underlying results below exclude retirement benefits net finance cost, goodwill amortisation and exceptional items. On this basis, underlying profit before tax was up 9% to £127m from £117m and underlying earnings per share rose 7% to 19.6p from 18.4p. Setting aside the effects of acquisitions, disposals and currency, sales were flat while underlying operating profit rose by 5% mainly as a result of product mix and volume improvements in most of our businesses and our unrelenting focus on efficiency savings through our Lean Enterprise initiative.

General trading

Overall our Beverage Packaging sales have continued to develop positively, mainly owing to good performances by Beverage Can Americas and Glass and in spite of the fall off in Germany following the introduction of a deposit on one way beverage packaging at the start of the year. The lack of a coherent nationwide deposit infrastructure has discouraged retailers from stocking one way packaging. To a much lesser degree, sales were also affected by the disruption caused by the conversion of one of our Spanish can making plants from aluminium to steel.

Underlying operating profit for Beverage Packaging rose by 2% with operational excellence and efficiencies continuing to have a favourable impact.

Plastic Packaging maintained its improvement in sales thanks mainly to better trading conditions for our beauty packaging customers, which was reflected in more product launches and restocking, and growth in dispensing systems. With further improvements in the performance of our Plastic Containers and Healthcare Flexibles businesses, underlying operating profit for Plastic Packaging advanced by 28%.

Retirement benefits

While the Board is generally comfortable with the overall position of our funded pension schemes, we have resumed contributions to some Rexam schemes. Further details on retirement benefits, including a sensitivity analysis, are set out in the Operating and Financial Review on pages 12 to14.

Acquisitions and disposals

In February we completed the acquisition of the German glass container manufacturer Lüner Glashüttenwerke GmbH for £27m. This acquisition, and that of Nienburger Glas in late 2002, enables us to restructure our glass business in Germany and address our capacity situation. We now estimate annual cost saving synergies will be well ahead of our original projections. Since the end of the half year, we have completed two acquisitions. Risdon Pharma, acquired for £89m, gives us a leading position in the growth segment of plastic pharmaceutical packaging and complements our existing dispensing systems business. The acquisition of the beverage can maker Nacanco GmbH in Gelsenkirchen, Germany, for €5m in cash will give us greater flexibility and the potential for operational savings when the German market recovers.

In June 2003 we completed the sale of TBS Engineering, our remaining wholly owned non packaging business for £25m.

On 21 August 2003, we reached agreement to divest the Healthcare Flexibles Sector to Amcor Ltd for £135m, subject to regulatory approval. Flexibles was largely a stand alone business within Rexam, and Amcor, which is specifically focused on flexible packaging, is a more appropriate owner for the business.

Changes to the Board

The Board has asked Rolf Börjesson, Rexam's current Chief Executive, to succeed me as non executive Chairman and I am delighted that he has accepted this offer to continue with Rexam in this non executive role. Under his leadership, Rexam has gone through a major transformation from an industrial conglomerate to one of the world's top five consumer packaging companies. We have naturally been fully conscious of the concerns of a Chief Executive becoming Chairman. However, Rexam is still a relatively young company and continuity is vital at this stage of its development. The Board felt that it was in the best interests of the company to have recourse to the person who has been instrumental in making Rexam the company it is today. His guidance and his standing as one of the top leaders in the global consumer packaging industry will be of enormous benefit to Rexam as the company continues to grow. He will assume this new role next year following the appointment of a new chief executive and an orderly handover period.

Chris Clark, Chief Executive of Johnson Matthey plc, who was appointed senior independent director earlier this year, will now become Deputy Chairman with immediate effect.

Other changes to the Board include the appointment in March of Graham Chipchase from GKN plc, as Rexam's Finance Director and that of Carl Symon, former Chairman and Chief Executive Officer of IBM UK, who joined us as a non executive director in July.

Dividends

The Board has approved an interim dividend payment of 7.3p per share, an increase of 4.3% on last year. The dividend will be paid on 4 November 2003 to holders of ordinary shares registered on 10 October 2003.

Looking forward

The start to the second half of the year has been encouraging and we remain confident that 2003 will be another successful year for the Group.

Jeremy Lancaster
Chairman
28 August 2003

OPERATING AND FINANCIAL REVIEW

STRATEGY

Rexam is a focused consumer packaging group with annual sales in excess of £3bn. The Group is the fourth largest consumer packaging business in the world and a leading global beverage can maker. It has two principal business operations: Beverage Packaging, which includes aluminium and steel cans as well as glass and plastic bottles, and Plastic Packaging which focuses on solutions for the beauty, pharmaceutical, healthcare and food industries.

Having established a stable core of businesses, Rexam has continued to grow in its chosen markets by acting as an industry consolidator and by making bolt on acquisitions. The businesses continue to grow organically, driven by a focus on customer service and innovation. The Group aims to continue to improve margins by delivering additional efficiencies through its Group wide Lean Enterprise programme.

PERFORMANCE

The summary Group profit and loss accounts for the six months to 30 June 2003 and the six months to 30 June 2002 are set out below.

6 months to 30 June 2003:	Underlying business performance† £m	Retirement benefits net finance cost £m	Goodwill amortisation £m	Exceptional items £m	Total statutory £m
Sales	**1,591**				**1,591**
Operating profit	**166**	-	(34)	-	**132**
Disposals of businesses	-	-	-	(7)	(7)
Interest and other finance costs	(39)	(15)	-	-	(54)
Profit before tax	**127**	(15)	(34)	(7)	**71**
Tax	(36)	5	-	9	(22)
Profit after tax	**91**	(10)	(34)	2	**49**
Basic earnings per share (p)					**10.2**
Diluted earnings per share (p)					**10.2**
Underlying earnings per share (p)	**19.6**				
Dividend per share (p)					**7.3**

6 months to 30 June 2002 - restated*:	Underlying business performance† £m	Retirement benefits net finance cost £m	Goodwill amortisation £m	Exceptional items £m	Total statutory £m
Sales	1,668				1,668
Operating profit	160	-	(34)	-	126
Disposals of businesses and loss on fixed assets	-	-	-	(211)	(211)
Interest and other finance costs	(43)	(5)	-	(36)	(84)
Profit/(loss) before tax	117	(5)	(34)	(247)	(169)
Tax	(33)	2	-	(3)	(34)
Profit/(loss) after tax	84	(3)	(34)	(250)	(203)
Basic loss per share (p)					(48.6)
Diluted loss per share (p)					(48.6)
Underlying earnings per share (p)	18.4				
Dividend per share (p)					7.0

* The results for the six months to 30 June 2002 have been restated following the adoption of FRS17 "Retirement Benefits". The background to, and impact of, the restatement are discussed later in this Review and are set out in Note 3 to the Interim Report.

† Underlying business performance is the primary performance measure used by management. Management believes that exclusion of retirement benefits net finance cost, goodwill amortisation and exceptional items aids comparison of underlying performance.

The discussion of the results set out in the sections of this Review on Performance, Segment Analysis, Retirement Benefits, Interest and Tax is based on the "underlying business performance" column of the above tables. A summary of underlying business performance is set out below.

Underlying business performance:	6 months to 30.6.03 £m	6 months to 30.6.02 £m	Change %
Sales	**1,591**	1,668	(5)
Underlying operating profit	**166**	160	4
Interest	**(39)**	(43)	9
Underlying profit before tax	**127**	117	9
Tax	**(36)**	(33)	(9)
Underlying profit after tax	**91**	84	8
Underlying earnings per share (p)	**19.6**	18.4	7
Dividends per share (p)	**7.3**	7.0	4

Underlying profit before tax and underlying earnings per share for the six months to 30 June 2003 were well ahead of the equivalent period last year. Beverage Packaging, benefiting from recent acquisitions in Glass as well as production efficiencies and a favourable product mix, was able to compensate for lower volumes in parts of the European beverage can operations. Plastic Packaging has shown a much improved performance benefiting from better market conditions for its Beauty and Closures businesses and the restructuring of the healthcare and food packaging businesses.

The two tables below showing the sales and underlying operating profit compare, on a consistent basis, the ongoing Consumer Packaging segments.

Sales

	£m	Change %
Sales 6 months to 30.6.02	1,668	
Disposals 6 months to 30.6.02	(120)	
Consumer Packaging 6 months to 30.6.02	1,548	
Impact of acquisitions	71	
Consumer Packaging 6 months to 30.6.02 pro forma basis	1,619	
Currency fluctuations	(28)	
Reduction in sales	(13)	-1
Consumer Packaging 6 months to 30.6.03	1,578	
Disposals 6 months to 30.6.03	13	
Sales 6 months to 30.6.03	1,591	

Excluding the effect of currency fluctuations, sales have edged down by 1% compared with last year. The introduction of a deposit system on all one way beverage packaging in Germany at the start of 2003 without the requisite infrastructure had an effect on beverage packaging volumes in Germany. This resulted in Rexam's sales being down by approximately £30m compared with last year. Excluding this effect and currency, sales would have been up by 1%. With the exception of the European beverage can business, sales in all Sectors were ahead of prior year, predominantly driven by volume improvements.

Underlying operating profit

	£m	Change %
Underlying operating profit 6 months to 30.6.02	160	
Disposals 6 months to 30.6.02	(6)	
Consumer Packaging 6 months to 30.6.02	154	
Impact of acquisitions	4	
Consumer Packaging 6 months to 30.6.02 pro forma basis	158	
Currency fluctuations	(3)	
Improvement in underlying operating profit	8	+5
Consumer Packaging 6 months to 30.6.03	163	
Disposals 6 months to 30.6.03	3	
Underlying operating profit 6 months to 30.6.03	166	
Analysis of above improvement in underlying operating profit:		
Price changes	6	
Cost changes	(13)	
Price and cost changes	(7)	
Volume/mix increases	14	
Efficiency savings	13	
Downturn in Germany and downtime due to conversion of Spanish lines	(12)	
	8	

Underlying operating profit adjusted for acquisitions, disposals and currency fluctuations, improved by £8m half year on half year. This was achieved as a result of efficiency savings and volume/mix improvements across all Sectors. The impact of the German deposit system and the start up in the Spanish beverage can operation following its conversion from aluminium to steel was a reduction of £12m.

EXCHANGE RATES

The principal exchange rates used are set out in Note 7 to the Interim Report.

Profit and loss

The principal currencies that affect Rexam's results are the US dollar, which has continued to weaken against sterling compared with 2002, and the euro, which has strengthened against sterling. In net translation terms, currency fluctuations reduced sales and underlying operating profit after acquisitions and disposals by £28m and £3m respectively compared with last year as shown below.

	Sales £m	Underlying operating profit £m
US dollar	(86)	(11)
Euro	47	7
Other currencies	11	1
	(28)	(3)

Balance sheet

A substantial portion of the Group's borrowings are denominated in US dollars and euros. Currency movements in the first half of 2003 have increased net borrowings by £25m, of which £45m can be attributed to the strengthening euro offset by a £20m benefit from the US dollar. The net impact of currency movements in the first six months was to increase shareholders' funds by £12m, as set out in the statement of total recognised gains and losses on page 26 of the Interim Report.

SEGMENT ANALYSIS

	6 months to 30.6.03			6 months to 30.6.02		
	Sales £m	Underlying operating profit £m	Return on sales %	Sales £m	Underlying operating profit £m	Return on sales %
Beverage Packaging	**1,233**	**131**	**10.6**	1,210	129	10.7
Plastic Packaging	**345**	**32**	**9.3**	338	25	7.4
Consumer Packaging	**1,578**	**163**	**10.3**	1,548	154	9.9
Disposals	**13**	**3**	**23.1**	120	6	5.0
	1,591	**166**	**10.4**	1,668	160	9.6

Beverage Packaging

	6 months to 30.6.03	6 months to 31.12.02	6 months to 30.6.02
Sales (£m)	**1,233**	1,165	1,210
Underlying operating profit (£m)	**131**	133	129
Return on sales (%)	**10.6**	11.4	10.7

Beverage Packaging overall achieved another good performance. In the Americas, Rexam's beverage can operations benefited from additional volumes/mix and significant efficiency savings on material usage and production costs. The effect of price increases in the US has been somewhat reduced by lower pricing in South America driven by local currency devaluation against the US dollar.

As mentioned previously, beverage can sales in Europe were affected by the introduction of a deposit system in Germany and the start up of the converted steel lines in Spain. However, excluding Germany and Spain, the European beverage can sales grew by 4%. Russia continues to develop strongly and Eastern Europe is on an improving trend. The recent acquisition of the Gelsenkirchen plant in Germany will strengthen Rexam's central European can making operation and enable it to optimise production planning and afford greater flexibility. This, in turn, will provide the potential for operational savings and the opportunity to further improve service to customers.

Sales and underlying profits were up in the Glass Sector and margins improved. Northern Europe performed strongly, particularly Germany, which benefited from the increased demand for refillable beverage containers. The recent acquisitions, Nienburger Glas and Lüner Glas, are generating synergies ahead of original expectations. Elsewhere, volumes were down in the UK and Poland due to furnace refurbishments.

Plastic Packaging

	6 months to 30.6.03	6 months to 31.12.02	6 months to 30.6.02
Sales (£m)	**345**	314	338
Underlying operating profit (£m)	**32**	25	25
Return on sales (%)	**9.3**	8.0	7.4

The first half has seen a marked improvement in trading conditions as confidence returned to the beauty and closures market, evidenced by re-stocking in the luxury goods supply chain and the continued growth in the dispensing systems market. The performance of the US beauty pumps business, acquired in 2002, was particularly encouraging.

The Petainer business, which manufactures mainly refillable PET and PEN bottles, achieved additional sales and profit as a result of German customers' increased needs for refillable plastic bottles, while Thin Wall Plastics in the US had a particularly good period supplying large volumes of food trays. The businesses serving the healthcare and food industries continued to improve margins, mainly due to efficiencies, although sales remained flat.

Disposals

	6 months to 30.6.03	6 months to 31.12.02	6 months to 30.6.02
Sales (£m)	**13**	13	120
Underlying operating profit (£m)	**3**	2	6
Return on sales (%)	**23.1**	15.4	5.0

The remaining non core business, TBS Engineering, was sold in June 2003 for £25m. It is not practical to make meaningful comparisons between the performance of businesses in different reporting periods.

On 21 August 2003, agreement was reached to divest the Healthcare Flexibles businesses to Amcor Ltd for £135m, subject to regulatory approval.

RETIREMENT BENEFITS

The Group has adopted FRS17 "Retirement Benefits" in preparing the Interim Report. Accordingly the results for 2002 have been restated. In the context of the profit and loss account, given that the regular cost under SSAP24 and the service cost under FRS17 are broadly similar in size, in effect, the credit to operating profit arising under SSAP24 has been replaced by a finance cost as illustrated below.

	£m
6 months to 30.6.03:	
Underlying operating profit	**166**
Interest	**(39)**
Underlying profit before tax	**127**
FRS17 net finance cost	**(15)**
Underlying profit before tax after FRS17 net finance cost	**112**

	Originally reported £m	FRS17 restatement £m	Restated £m
6 months to 30.6.02:			
Underlying operating profit before SSAP24 interest/variation credit	160	-	160
SSAP24 interest/variation credit	17	(17)	-
Underlying operating profit	177	(17)	160
Interest	(43)	-	(43)
Underlying profit before tax	134	(17)	117
FRS17 net finance cost	-	(5)	(5)
Underlying profit before tax after FRS17 net finance cost	134	(22)	112
Year to 31.12.02:			
Underlying operating profit before SSAP24 interest/variation credit	320	-	320
SSAP24 interest/variation credit	37	(37)	-
Underlying operating profit	357	(37)	320
Interest	(83)	-	(83)
Underlying profit before tax	274	(37)	237
FRS17 net finance cost	-	(9)	(9)
Underlying profit before tax after FRS17 net finance cost	274	(46)	228

The FRS17 net finance cost for the six months to 30 June 2003 was £15m and is based on the market vale of the retirement benefit assets and liabilities as at 31 December 2002. The increase in the net finance cost compared with last half year is due to weak global equity markets, which reduced the value of assets, and lower interest rates, which increased the value of liabilities. The net finance cost for the full year 2003 is estimated to be £31m.

There has also been a significant change to the balance sheets reported in 2002. The impact of the restatement has been to reduce shareholders' funds by £224m as at 30 June 2002 and £424m as at 31 December 2002. Under FRS17, changes to the actuarial value of retirement benefits at the balance sheet date are shown in the statement of total recognised gains and losses. At 30 June 2003, these changes reduced shareholders' funds by a further £121m, primarily as a consequence of further reductions in the rates used to discount liabilities; from 5.50% to 5.25% in the UK and from 6.75% to 5.75% in the US. The impact on the balance sheet at 31 December 2003 will be determined by changes in global equity markets and discount rates in the second half of the year.

To give an idea of the sensitivity of the assumptions used under FRS17, all other things remaining equal, a 0.5% change in UK and US interest rates used to value bonds and to

discount liabilities would result in a change to shareholders' funds at 30 June 2003 of approximately £115m and would change the net finance cost full year charge for 2004 by approximately £6m. Similarly, given that just over 40% of Rexam Group pension scheme assets are invested in equities, a 10% change in global equity markets would result in a change to shareholders' funds at 30 June 2003 of approximately £65m and would change the net finance cost full year charge for 2004 by approximately £7m.

As previously advised, Rexam has increased its ongoing cash contributions to the defined benefit pension schemes in 2003. The total cash contributions in respect of retirement benefits for the half year is set out below.

	6 months to 30.6.03 £m	6 months to 30.6.02 £m	Year to 31.12.02 £m
Defined benefit pension schemes:			
Ongoing contributions	**8**	3	7
Exceptional payment	**9**	-	-
Other pension schemes	**1**	1	4
Retiree medical	**12**	12	23
Total cash contributions	**30**	16	34

The exceptional payment was in respect of a small defined benefit scheme which requires assets to be maintained at a fixed percentage of liabilities. The assets in the scheme have since been switched from equities into bonds and therefore no further exceptional payments are expected to be required.

EXCEPTIONAL ITEMS

There were no trading exceptional items during the period. The loss on sale of businesses of £7m relates principally to the disposal of a non core business, TBS Engineering. The goodwill write off has no impact on equity or cash flow. The tax amount is in respect of the release of a tax provision established by ANC prior to its acquisition by Rexam.

	£m
Sale of businesses:	
Profit on businesses sold	**23**
Goodwill previously eliminated	**(30)**
	(7)
Tax	**9**
Total exceptional items	**2**

INTEREST

The interest charge for the six months to 30 June 2003 was £39m, 9% lower than last year, when the charge was £43m, due largely to lower short term interest rates as well as lower average net borrowings.

The following table shows the interest charge, average net borrowings, average interest rate and interest cover in each of the last three six month periods.

	6 months to 30.6.03	6 months to 31.12.02	6 months to 30.6.02
Interest charge (£m)	**39**	40	43
Average net borrowings (£m)	**1,480**	1,420	1,550
Average interest rate (%)	**5.3**	5.6	5.6
Interest cover (times)	**4.3**	4.0	3.7

Currently around 55% of net borrowings are at fixed rates and 45% at floating rates. Approximately 40% of net borrowings are US dollar denominated and 55% are denominated in euro or euro related currencies.

Interest cover for the six months to 30 June 2003 is 4.3 times underlying operating profit, an improvement on last year's 3.7 times and is in line with the Group's long term parameter of maintaining interest cover above 4 times.

TAX

The tax charge for the six months to 30 June 2003, based on underlying operating profit, was £36m, a rate of 28.3%, compared with £33m (28.2%) for the six months to 30 June 2002 and £67m (28.3%) for the year to 31 December 2002. This rate represents the directors' best estimate of the 2003 annual tax rate.

It is expected that the tax charge will increase progressively over the next two years, to around 31%, reflecting the tax rates in the regions in which the Group operates.

ACQUISITIONS

Cash spend on acquisitions, including borrowings acquired, for the six months to 30 June 2003 was £48m, as set out below.

	£m
Lüner Glas	**27**
Nienburger Glas additional consideration	**7**
Minority interest in Rexam Der Kwei	**13**
Other acquisition related costs	**1**
	48

Subsequent to 30 June 2003, the Group has completed the acquisition of a pharmaceutical plastic packaging business, Risdon Pharma, located in France and Germany and a German beverage can business, Nacanco GmbH in Gelsenkirchen. The acquisition of Risdon Pharma gives Rexam a leading position in a growth segment in Plastic Packaging. Rexam's central European can manufacturing operation will benefit from additional flexibility and optimal production offered with the Gelsenkirchen plant.

CASHFLOW

Free cash flow for the six months to 30 June 2003 was an outflow of £25m compared with an outflow of £49m in the corresponding half year. The outflow, as usual, is due primarily to the seasonal working capital movements, which will largely reverse by the year end. The working capital improvement against last year is due to a better performance on creditors offset to some extent by delayed payments from customers.

The share placing in January 2003, to partly fund the German glass acquisitions, raised £84m after expenses.

	6 months to 30.6.03 £m	6 months to 30.6.02 restated £m	Year to 31.12.02 £m
Cash flow from operating activities before change in trade working capital	**222**	236	458
Change in trade working capital	**(111)**	(144)	(7)
Cash flow from operating activities	**111**	92	451
Capital expenditure (net)	**(79)**	(74)	(164)
Purchase of fixed asset investments	**-**	(13)	(14)
Interest, non equity dividends and tax	**(57)**	(54)	(97)
Free cash flow	**(25)**	(49)	176
Equity dividends	**(44)**	(39)	(70)
Business cash flow	**(69)**	(88)	106
Acquisitions *	**(48)**	(78)	(141)
Disposals **	**24**	46	56
Exceptional financing item	**-**	-	(35)
Cash flow	**(93)**	(120)	(14)
Currency fluctuations	**(25)**	(19)	15
Amortisation of financing fees	**(2)**	(2)	(7)
Share capital changes	**85**	9	12
Net borrowings at the start of the year	**(1,355)**	(1,361)	(1,361)
Net borrowings at the end of the period	**(1,390)**	(1,493)	(1,355)

* Includes net borrowings acquired of £23m, 6 months to 30.6.02: £nil, year to 31.12.02: £30m.
** Includes net borrowings disposed of £nil, 6 months to 30.6.02: £10m, year to 31.12.02: £11m.

CAPITAL EXPENDITURE

	6 months to 30.6.03	6 months to 30.6.02	Year to 31.12.02
Capital expenditure (gross) (£m)	**81**	76	173
Depreciation (£m)	**84**	75	148
Ratio	**0.96**	1.01	1.17

Capital expenditure for the six months to 30 June 2003 of £81m was in line with depreciation, a little below long term expectations of around 110% of depreciation. Capital expenditure for the year is expected to be about £190m, although uncertainty surrounding the timing of a number of projects makes the figure somewhat difficult to forecast precisely.

BALANCE SHEET AND BORROWINGS

	As at 30.6.03 £m	As at 30.6.02* £m	As at 31.12.02* £m
Intangible fixed assets	**1,132**	1,217	1,154
Retirement benefits (net of deferred tax)	**(537)**	(215)	(413)
Other net tangible assets	**1,359**	1,264	1,167
	1,954	2,266	1,908
Shareholders' funds	**563**	758	544
Minority interests	**1**	15	9
Net borrowings	**1,390**	1,493	1,355
	1,954	2,266	1,908
Gearing	**246%**	193%	245%

* Restated for FRS17 "Retirement Benefits"

Net borrowings have increased £35m to £1,390m at 30 June 2003 reflecting the seasonal cash flows offset by the proceeds of the share placing in January 2003. Gearing has increased substantially from levels reported in 2002 due to the impact of the FRS17 restatement on shareholders' funds. Shareholders' funds have been reduced further in the current period by £121m due to the changes in the actuarial value of retirement benefits as discussed earlier in this Review and set out in Note 3 to the Interim Report on pages 30 to 32.

Rexam followed its 2002 initial offering of bonds under its Global Medium Term Note programme with an issue, in February 2003, of £120m Sterling Notes due 2009. These Notes were swapped to a floating rate US dollar obligation. After this issuance, Rexam's syndicated committed bank facility, due 2005, was reduced by €0.3bn to €1.7bn, thus lowering ongoing commitment fees.

These actions are all further improving the structure and maturity profile of the Group's term debt and borrowing facilities, while leaving it adequate financial flexibility to manage smaller acquisition opportunities.

SUMMARY

The 9% increase in underlying profit before tax demonstrates Rexam's ability to deliver improved results period after period. The Beverage Packaging businesses continue to perform well and the improvement in Plastic Packaging is most encouraging.

Rolf Börjesson
Chief Executive

Graham Chipchase
Finance Director

28 August 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Unaudited 6 months to 30 June 2003

	Underlying business performance £m	Retirement benefits net finance cost (Note 3) £m	Underlying business performance after retirement benefits net finance cost £m	Goodwill amortisation £m	Exceptional items (Note 4) £m	Total statutory £m
Turnover (Note 2)	**1,591**	**-**	**1,591**	**-**	**-**	**1,591**
Turnover of associates	**(36)**	**-**	**(36)**	**-**	**-**	**(36)**
	1,555	**-**	**1,555**	**-**	**-**	**1,555**
Operating expenses	**(1,389)**	**-**	**(1,389)**	**(34)**	**-**	**(1,423)**
Operating profit (Note 2)	**166**	**-**	**166**	**(34)**	**-**	**132**
Disposals of businesses	**-**	**-**	**-**	**-**	**(7)**	**(7)**
Profit on ordinary activities before interest and other finance costs	**166**	**-**	**166**	**(34)**	**(7)**	**125**
Interest	**(39)**	**-**	**(39)**	**-**	**-**	**(39)**
Other finance costs	**-**	**(15)**	**(15)**	**-**	**-**	**(15)**
Profit on ordinary activities before tax	**127**	**(15)**	**112**	**(34)**	**(7)**	**71**
Tax on ordinary activities	**(36)**	**5**	**(31)**	**-**	**9**	**(22)**
Profit on ordinary activities after tax *	**91**	**(10)**	**81**	**(34)**	**2**	**49**
Preference dividend on non equity shares						**(3)**
Profit attributable to ordinary shareholders						**46**
Ordinary dividend on equity shares						**(33)**
Retained profit for the financial period						**13**
Earnings per ordinary share (p) (Note 5):						
Basic						**10.2**
Diluted						**10.2**
Underlying	**19.6**		**17.4**			
Dividend per ordinary share (p) (Note 6)						**7.3**

* Items included within profit on ordinary activities after tax wholly comprise continuing operations

CONSOLIDATED PROFIT AND LOSS ACCOUNT
Unaudited 6 months to 30 June 2002 - restated

	Underlying business performance £m	Retirement benefits net finance cost (Note 3) £m	Underlying business performance after retirement benefits net finance cost £m	Goodwill amortisation £m	Exceptional items (Note 4) £m	Total statutory £m
Turnover (Note 2):						
Continuing operations	1,580	-	1,580	-	-	1,580
Discontinued operations	88	-	88	-	-	88
	1,668	-	1,668	-	-	1,668
Turnover of associates	(40)	-	(40)	-	-	(40)
	1,628	-	1,628	-	-	1,628
Operating expenses:						
Continuing operations	(1,383)	-	(1,383)	(34)	-	(1,417)
Discontinued operations	(85)	-	(85)	-	-	(85)
	(1,468)	-	(1,468)	(34)	-	(1,502)
Operating profit (Note 2):						
Continuing operations	158	-	158	(34)	-	124
Discontinued operations	2	-	2	-	-	2
	160	-	160	(34)	-	126
Loss on fixed assets	-	-	-	-	(3)	(3)
Disposals of businesses	-	-	-	-	(208)	(208)
Profit/(loss) on ordinary activities before interest and other finance costs	160	-	160	(34)	(211)	(85)
Interest	(43)	-	(43)	-	-	(43)
Other finance costs	-	(5)	(5)	-	(36)	(41)
Profit/(loss) on ordinary activities before tax	117	(5)	112	(34)	(247)	(169)
Tax on ordinary activities	(33)	2	(31)	-	(3)	(34)
Profit/(loss) on ordinary activities after tax	84	(3)	81	(34)	(250)	(203)
Equity minority interests						(2)
Loss for the financial period						(205)
Preference dividend on non equity shares						(3)
Loss attributable to ordinary shareholders						(208)
Ordinary dividend on equity shares						(30)
Retained loss for the financial period						(238)
Earnings/(loss) per ordinary share (p) (Note 5):						
Basic						(48.6)
Diluted						(48.6)
Underlying	18.4		17.7			
Dividend per ordinary share (p) (Note 6)						7.0

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Audited year to 31 December 2002 - restated

	Underlying business performance £m	Retirement benefits net finance cost (Note 3) £m	Underlying business performance after retirement benefits net finance cost £m	Goodwill amortisation £m	Exceptional items (Note 4) £m	Total statutory £m
Turnover (Note 2):						
Continuing operations	3,072	-	3,072	-	-	3,072
Discontinued operations	88	-	88	-	-	88
	3,160	-	3,160	-	-	3,160
Turnover of associates	(74)	-	(74)	-	-	(74)
	3,086	-	3,086	-	-	3,086
Operating expenses:						
Continuing operations	(2,682)	-	(2,682)	(68)	-	(2,750)
Discontinued operations	(84)	-	(84)	-	-	(84)
	(2,766)	-	(2,766)	(68)	-	(2,834)
Operating profit (Note 2):						
Continuing operations	318	-	318	(68)	-	250
Discontinued operations	2	-	2	-	-	2
	320	-	320	(68)	-	252
Loss on fixed assets	-	-	-	-	(2)	(2)
Disposals of businesses	-	-	-	-	(208)	(208)
Profit on ordinary activities before interest and other finance costs	320	-	320	(68)	(210)	42
Interest	(83)	-	(83)	-	-	(83)
Other finance costs	-	(9)	(9)	-	(35)	(44)
Profit/(loss) on ordinary activities before tax	237	(9)	228	(68)	(245)	(85)
Tax on ordinary activities	(67)	3	(64)	-	(2)	(66)
Profit/(loss) on ordinary activities after tax	170	(6)	164	(68)	(247)	(151)
Equity minority interests						(2)
Loss for the financial year						(153)
Preference dividend on non equity shares						(5)
Loss attributable to ordinary shareholders						(158)
Ordinary dividends on equity shares						(74)
Retained loss for the financial year						(232)
Earnings/(loss) per ordinary share (p) (Note 5):						
Basic						(36.9)
Diluted						(36.9)
Underlying	38.1		36.7			
Dividends per ordinary share (p) (Note 6)						16.7

CONSOLIDATED BALANCE SHEET

	Unaudited as at 30.6.03 £m	Unaudited as at 30.6.02 restated £m	Audited as at 31.12.02 restated £m
Fixed assets:			
Intangible assets	**1,132**	1,217	1,154
Tangible assets	**1,166**	1,065	1,122
Investments	**76**	76	71
	2,374	2,358	2,347
Current assets:			
Properties surplus to requirements	**4**	9	5
Stocks	**334**	329	315
Debtors receivable within one year	**505**	461	387
Less: proceeds from securitised debtors	**-**	(18)	(13)
	505	443	374
Debtors receivable after more than one year	**85**	178	130
Money market deposits	**29**	17	20
Cash at bank and in hand	**39**	44	54
	996	1,020	898
Creditors: amounts falling due within one year:			
Borrowings	**(67)**	(57)	(100)
Other creditors	**(610)**	(663)	(649)
Net current assets	**319**	300	149
Total assets less current liabilities	**2,693**	2,658	2,496
Creditors: amounts falling due after more than one year:			
Borrowings	**(1,391)**	(1,497)	(1,329)
Other creditors	**(94)**	(95)	(98)
Provisions for liabilities and charges	**(107)**	(78)	(103)
Net assets before retirement benefits	**1,101**	988	966
Retirement benefits (net of deferred tax) (Note 3)	**(537)**	(215)	(413)
Net assets	**564**	773	553
Capital and reserves:			
Ordinary equity share capital	**294**	279	280
Non equity share capital	**89**	89	89
Called up share capital	**383**	368	369
Equity reserves:			
Share premium account	**571**	498	500
Capital redemption reserve	**279**	279	279
Profit and loss reserve	**(670)**	(387)	(604)
	563	758	544
Equity minority interests	**1**	15	9
	564	773	553

CONSOLIDATED CASH FLOW STATEMENT

	Unaudited 6 months to 30.6.03 £m	Unaudited 6 months to 30.6.02 restated £m	Audited Year to 31.12.02 £m
Cash flow from operating activities	**111**	92	451
Returns on investments and servicing of finance:			
Net interest paid	**(35)**	(29)	(64)
Exceptional financing item	**-**	-	(35)
Dividends paid to non equity shareholders	**(3)**	(3)	(5)
	(38)	(32)	(104)
Tax paid	**(19)**	(22)	(28)
Capital expenditure and financial investment:			
Purchase of tangible fixed assets	**(81)**	(76)	(173)
Sale of tangible fixed assets	**1**	2	4
Sale of properties surplus to requirements	**1**	-	5
Purchase of fixed asset investments	**-**	(13)	(14)
	(79)	(87)	(178)
Acquisitions and disposals:			
Purchase of businesses	**(25)**	(78)	(110)
Sale of businesses	**23**	36	45
Loan to associate	**1**	-	(1)
	(1)	(42)	(66)
Equity dividends paid to ordinary shareholders	**(44)**	(39)	(70)
Cash flow before management of liquid resources and financing	**(70)**	(130)	5
Management of liquid resources:			
Marketable securities and money market deposits	**(10)**	6	2
Financing:			
Issue of ordinary equity share capital	**85**	9	12
Issue of medium term notes	**127**	583	583
Net repayment of loans	**(104)**	(464)	(639)
Capital element of finance leases	**(10)**	-	-
	98	128	(44)
Increase/(decrease) in cash	**18**	4	(37)

RECONCILIATION OF OPERATING PROFIT TO CASH FLOW FROM OPERATING ACTIVITIES

	Unaudited 6 months to 30.6.03 £m	Unaudited 6 months to 30.6.02 restated £m	Audited Year to 31.12.02 restated £m
Continuing operations:			
Operating profit	**132**	124	250
Movement in trade working capital	**(111)**	(138)	(1)
Movement on securitised debtors	**(13)**	(2)	(6)
Depreciation	**84**	72	144
Goodwill amortisation	**34**	34	68
Non cash element of retirement benefits	**(14)**	(1)	(4)
Non cash element of incentive schemes	**3**	6	10
Share of profits of associates	**(2)**	(3)	(6)
Movement on provisions and other	**(2)**	1	(4)
	111	93	451
Discontinued operations	**-**	(1)	-
Cash flow from operating activities	**111**	92	451

ANALYSIS OF CHANGES IN NET BORROWINGS

	Marketable securities and money market deposits £m	Loan capital and currency swaps £m	Medium term notes £m	Capital element of finance leases £m	Cash at bank and in hand and bank overdrafts £m	Net borrowings £m
At 1 January 2002	23	(1,320)	-	(59)	(5)	(1,361)
Currency fluctuations	-	(1)	(19)	2	(1)	(19)
Disposed	-	10	-	-	-	10
Cash flow movements	(6)	464	(583)	-	4	(121)
Amortisation of financing fees	-	(2)	-	-	-	(2)
At 30 June 2002	17	(849)	(602)	(57)	(2)	(1,493)
At 1 January 2002	23	(1,320)	-	(59)	(5)	(1,361)
Currency fluctuations	(1)	13	(14)	5	12	15
Acquired/disposed	-	(16)	-	(3)	-	(19)
Cash flow movements	(2)	639	(583)	-	(37)	17
Amortisation of financing fees	-	(6)	(1)	-	-	(7)
At 31 December 2002	20	(690)	(598)	(57)	(30)	(1,355)
Currency fluctuations	(1)	4	(27)	2	(3)	(25)
Acquired	-	(23)	-	-	-	(23)
Cash flow movements	10	103	(127)	10	19	15
Amortisation of financing fees	-	(2)	-	-	-	(2)
At 30 June 2003	**29**	**(608)**	**(752)**	**(45)**	**(14)**	**(1,390)**

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Unaudited 6 months to 30.6.03 £m	Unaudited 6 months to 30.6.02 restated £m	Audited Year to 31.12.02 restated £m
Profit/(loss) for the financial period	**49**	(205)	(153)
Currency fluctuations:			
Intangible fixed assets	**8**	-	(33)
Tangible fixed assets	**19**	7	(21)
Retirement benefits (net of deferred tax)	**9**	5	18
Net borrowings	**(25)**	(19)	15
Other net assets	**1**	6	(3)
	12	(1)	(24)
Related tax on currency fluctuations	**-**	-	(3)
	12	(1)	(27)
Changes in actuarial values of retirement benefits (Note 3)	**(121)**	(61)	(254)
Total recognised gains and losses for the financial period	**(60)**	(267)	(434)
Prior year adjustment (Note 3)	**(424)**		
Total gains and losses recognised since last Annual Report	**(484)**		

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	Unaudited 6 months to 30.6.03 £m	Unaudited 6 months to 30.6.02 restated £m	Audited Year to 31.12.02 restated £m
Balance at the beginning of the period originally reported (Note 1)	**968**	1,013	1,013
Prior year adjustment (Note 3)	**(424)**	(153)	(153)
Balance at the beginning of the period restated	**544**	860	860
Profit/(loss) for the financial period	**49**	(205)	(153)
Dividends	**(36)**	(33)	(79)
Retained profit/(loss) for the financial period	**13**	(238)	(232)
Currency fluctuations (net of tax)	**12**	(1)	(27)
Changes in actuarial values of retirement benefits (Note 3)	**(121)**	(61)	(254)
Issue of ordinary share capital under placing	**84**	-	-
Issue of ordinary share capital under share option schemes	**1**	10	13
Goodwill from reserves written off on business disposals	**30**	188	184
Balance at the end of the period	**563**	758	544

NOTES TO THE INTERIM REPORT

1 Basis of preparation

The Interim Accounts, which are unaudited, have been prepared in accordance with the accounting policies set out in the Rexam PLC 2002 Annual Report and Accounts, except that during 2003 the Group has implemented FRS17 "Retirement Benefits" as discussed in Note 3.

The tax charge on ordinary activities before exceptional items is calculated by reference to the estimated effective tax rate for the full year 2003. Tax on exceptional items is based on the expected tax impact of each transaction.

Shareholders' funds at 1 January 2002 reported in the June 2002 Interim Report were £982m. These have been increased by £31m to £1,013m, resulting from the finalisation of the initial application of FRS19 "Deferred Tax".

The consolidated profit and loss account, statement of total recognised gains and losses and consolidated cash flow statement for the year to 31 December 2002 and the consolidated balance sheet at 31 December 2002 are an abridged statement, after adjusting for the effects of implementing FRS17, of the full Annual Accounts for that year which have been delivered to the Registrar of Companies. The independent auditors' report on the Annual Accounts for the year to 31 December 2002 was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.

NOTES TO THE INTERIM REPORT (continued)

2 Segment analysis

	Sales £m	Underlying operating profit £m	Operating profit £m	Return on sales %	Underlying net assets before goodwill £m	Underlying net assets £m
Six months to 30.6.03:						
Beverage Packaging	**1,233**	**131**	**100**	**10.6**	**1,083**	**2,119**
Plastic Packaging	**345**	**32**	**29**	**9.3**	**347**	**443**
Consumer Packaging	**1,578**	**163**	**129**	**10.3**	**1,430**	**2,562**
Retirement benefits, tax and dividends	**-**	**-**	**-**	**-**	**(612)**	**(612)**
Ongoing operations	**1,578**	**163**	**129**	**10.3**	**818**	**1,950**
Disposals and businesses for sale	**13**	**3**	**3**	**23.1**	**4**	**4**
Continuing operations	**1,591**	**166**	**132**	**10.4**	**822**	**1,954**
Discontinued operations	**-**	**-**	**-**	**-**	**-**	**-**
	1,591	**166**	**132**	**10.4**	**822**	**1,954**
United Kingdom and Ireland	**182**	**13**	**7**	**7.1**	**222**	**440**
Continental Europe	**691**	**71**	**58**	**10.3**	**712**	**1,128**
The Americas	**662**	**79**	**65**	**11.9**	**426**	**879**
Rest of the world	**56**	**3**	**2**	**5.4**	**74**	**119**
Retirement benefits, tax and dividends	**-**	**-**	**-**	**-**	**(612)**	**(612)**
Continuing operations	**1,591**	**166**	**132**	**10.4**	**822**	**1,954**
Discontinued operations	**-**	**-**	**-**	**-**	**-**	**-**
	1,591	**166**	**132**	**10.4**	**822**	**1,954**
Six months to 30.6.02 – restated:						
Beverage Packaging	1,210	129	98	10.7	884	1,996
Plastic Packaging	338	25	22	7.4	395	500
Consumer Packaging	1,548	154	120	9.9	1,279	2,496
Retirement benefits, tax and dividends	-	-	-	-	(246)	(246)
Ongoing operations	1,548	154	120	9.9	1,033	2,250
Disposals and businesses for sale	32	4	4	12.5	9	9
Continuing operations	1,580	158	124	10.0	1,042	2,259
Discontinued operations	88	2	2	2.3	7	7
	1,668	160	126	9.6	1,049	2,266
United Kingdom and Ireland	205	14	8	6.8	197	425
Continental Europe	584	65	53	11.1	566	982
The Americas	732	77	62	10.5	442	969
Rest of the world	59	2	1	3.4	83	129
Retirement benefits, tax and dividends	-	-	-	-	(246)	(246)
Continuing operations	1,580	158	124	10.0	1,042	2,259
Discontinued operations	88	2	2	2.3	7	7
	1,668	160	126	9.6	1,049	2,266

NOTES TO THE INTERIM REPORT (continued)

2 Segment analysis (continued)

	Sales £m	Underlying operating profit £m	Operating profit £m	Return on sales %	Underlying net assets before goodwill £m	Underlying net assets £m
Year to 31.12.02 – restated:						
Beverage Packaging	2,375	262	209	11.0	908	1,964
Plastic Packaging	652	50	35	7.7	339	437
Consumer Packaging	3,027	312	244	10.3	1,247	2,401
Retirement benefits, tax and dividends	-	-	-	-	(498)	(498)
Ongoing operations	3,027	312	244	10.3	749	1,903
Disposals and businesses for sale	45	6	6	13.3	5	5
Continuing operations	3,072	318	250	10.4	754	1,908
Discontinued operations	88	2	2	2.3	-	-
	3,160	320	252	10.1	754	1,908
United Kingdom and Ireland	399	42	29	10.5	190	410
Continental Europe	1,159	127	100	11.0	590	994
The Americas	1,400	138	116	9.9	393	880
Rest of the world	114	11	5	9.6	79	122
Retirement benefits, tax and dividends	-	-	-	-	(498)	(498)
Continuing operations	3,072	318	250	10.4	754	1,908
Discontinued operations	88	2	2	2.3	-	-
	3,160	320	252	10.1	754	1,908

Underlying operating profit comprises operating profit before goodwill amortisation and exceptional items. Underlying net assets comprise net assets in the consolidated balance sheet, excluding net borrowings.

Return on sales is based upon underlying operating profit divided by sales.

The Group's share of sales and operating profits less losses of associates, proportionate to its equity holdings, has been included where appropriate. There is no significant trading between business sectors or geographical regions.

NOTES TO THE INTERIM REPORT (continued)

3 Retirement benefits

(a) *Change of accounting policy*

The Group adopted FRS17 "Retirement Benefits" during 2003. For defined benefit pension schemes, the amounts charged to operating profit comprise the current service cost and gains and losses on settlements and curtailments. Past service costs are similarly recognised if the benefits have vested. If the benefits have not vested immediately, the costs are recognised over the period until vesting occurs. The expected return on assets of funded defined benefit pension schemes and the interest on retirement benefit scheme liabilities are shown as a net amount within other finance costs adjacent to interest. Differences between actual and expected returns on assets, changes in assumptions on liabilities and tax thereon are included in the statement of total recognised gains and losses.

For funded defined benefit pension schemes, the assets are held separately from those of the Group in trustee administered funds. Pension scheme assets are measured at fair value. Liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the scheme liabilities. The resulting defined benefit asset or liability, net of the related deferred tax, is presented separately after other net assets on the face of the balance sheet.

Certain current and former employees in the United States are provided with cover for medical costs and life assurance, "retiree medical". These unfunded benefits are assessed with the advice of qualified external actuaries. The accounting for retiree medical is on a basis similar to that for defined benefit pension schemes.

As a result of implementation of FRS17, prior periods have been restated. The effect of the restatements were to reduce profits and net assets by the amounts shown below.

	6 months to 30.6.02 £m	Year to 31.12.02 £m
Profit on ordinary activities before tax	(22)	(46)
Tax on ordinary activities	7	14
Profit on ordinary activities after tax	(15)	(32)
Net assets	(224)	(424)

If FRS17 had not been adopted, it is estimated that profit after tax for the six months to 30 June 2003 would have been lower by £19m.

NOTES TO THE INTERIM REPORT (continued)

3 Retirement benefits (continued)

(b) Principal assumptions

	June 2003			December 2002		
Defined benefit pension schemes:	UK	USA	Other	UK	USA	Other
	%	%	%	%	%	%
Rate of increase in salaries	**4.00**	**4.50**	**2.75**	3.85	4.50	3.00
Rate of increase in pensions	**2.50**	**-**	**1.75**	2.35	-	2.00
Discount rate	**5.25**	**5.75**	**5.00**	5.50	6.75	5.50
Inflation rate	**2.50**	**2.50**	**1.75**	2.35	2.50	2.00
Long term expected rate of return on:						
Equities	**7.50**	**8.80**	**8.00**	7.50	8.80	8.00
Bonds	**4.75**	**5.10**	**5.00**	4.75	5.10	5.00
Cash and other assets	**4.00**	**6.80**	**3.00**	4.00	6.80	3.00

Retiree medical:	June 2003	December 2002
	%	%
Medical inflation	**13 reducing to 5 over 10 years**	10 reducing to 5 over 10 years
Discount rate	**5.75**	6.75
Inflation rate	**2.50**	2.50

(c) Valuation of assets and liabilities

	Defined benefit pension schemes				Retiree
	UK	USA	Other	Total	medical
	£m	£m	£m	£m	£m
At 30 June 2003:					
Market value of equities	**741**	**139**	**19**	**899**	**-**
Market value of bonds	**172**	**858**	**23**	**1,053**	**-**
Cash and other assets	**9**	**150**	**1**	**160**	**-**
Market value of assets	**922**	**1,147**	**43**	**2,112**	**-**
Present value of liabilities	**(1,132)**	**(1,256)**	**(97)**	**(2,485)**	**(339)**
Gross liability	**(210)**	**(109)**	**(54)**	**(373)**	**(339)**
Related deferred tax	**63**	**38**	**10**	**111**	**118**
Net liability	**(147)**	**(71)**	**(44)**	**(262)**	**(221)**
At 31 December 2002:					
Market value of equities	699	144	12	855	-
Market value of bonds	174	864	18	1,056	-
Cash and other assets	6	173	3	182	-
Market value of assets	879	1,181	33	2,093	-
Present value of liabilities	(1,047)	(1,205)	(78)	(2,330)	(301)
Gross liability	(168)	(24)	(45)	(237)	(301)
Related deferred tax	51	8	5	64	105
Net liability	(117)	(16)	(40)	(173)	(196)

NOTES TO THE INTERIM REPORT (continued)

3 Retirement benefits (continued)

(d) Movements

	Defined benefit pension schemes £m	Other pension schemes £m	Retiree medical £m	Gross retirement benefits £m	Deferred tax £m	Net retirement benefits £m
At 1 January 2003 under SSAP24	323	(13)	(242)	68	(26)	42
Prior year adjustment	(560)	-	(59)	(619)	195	(424)
At 1 January 2003 under FRS17	(237)	(13)	(301)	(551)	169	(382)
Currency fluctuations	1	(1)	15	15	(6)	9
Operating profit charge: current service cost	(13)	(1)	(2)	(16)	-	(16)
Net finance charge:						
Expected return on scheme assets	64	-	-	64	-	64
Interest on scheme liabilities	(70)	-	(9)	(79)	-	(79)
	(6)	-	(9)	(15)	-	(15)
Deferred tax:						
On operating profit charge	-	-	-	-	5	5
On net finance cost	-	-	-	-	5	5
	-	-	-	-	10	10
Actuarial changes:						
Actual return less expected return on assets	52	-	-	52	-	52
Changes in assumptions on liabilities	(185)	-	(54)	(239)	-	(239)
Deferred tax on actuarial changes	-	-	-	-	66	66
	(133)	-	(54)	(187)	66	(121)
Cash contributions	17	1	12	30	-	30
Transfers	(2)	(1)	-	(3)	(10)	(13)
At 30 June 2003	**(373)**	**(15)**	**(339)**	**(727)**	**229**	**(498)**
Included in:						
Fixed asset investments	**29**	**-**	**-**	**29**	**-**	**29**
Debtors receivable after one year	**-**	**-**	**10**	**10**	**-**	**10**
Retirement benefits (net of deferred tax)	**(402)**	**(15)**	**(349)**	**(766)**	**229**	**(537)**
At 30 June 2003	**(373)**	**(15)**	**(339)**	**(727)**	**229**	**(498)**
Included in:						
Fixed asset investments	21	-	-	21	-	21
Debtors receivable after one year	-	-	10	10	-	10
Retirement benefits (net of deferred tax)	(258)	(13)	(311)	(582)	169	(413)
At 31 December 2002	(237)	(13)	(301)	(551)	169	(382)

NOTES TO THE INTERIM REPORT (continued)

4 Exceptional items

	6 months to 30.6.03 £m	6 months to 30.6.02 £m	Year to 31.12.02 £m
Exceptional items included in operating profit:			
Reorganisation costs	-	-	(7)
Fixed assets impaired	-	-	(2)
Recovery of debtor previously written off	-	-	9
	-	-	-
Loss on fixed assets	-	(3)	(2)
Disposals of businesses:			
Profit/(loss) before attributable goodwill written off	**23**	(18)	(22)
Attributable goodwill in reserves written off	**(30)**	(188)	(184)
Attributable capitalised goodwill written off	-	(2)	(2)
	(7)	(208)	(208)
Exceptional financing item	-	(36)	(35)
Exceptional tax items:			
Release of provision established by ANC prior to its acquisition by Rexam	**9**	-	-
Disposals of businesses	-	(3)	(2)
	9	(3)	(2)
Total exceptional items	**2**	(250)	(247)
Continuing operations	**2**	(57)	(54)
Discontinued operations	-	(193)	(193)
	2	(250)	(247)

NOTES TO THE INTERIM REPORT (continued)

5 Earnings per share

	6 months to 30.6.03 Pence	6 months to 30.6.02 restated Pence	Year to 31.12.02 restated Pence
Basic earnings/(loss) per ordinary share	**10.2**	(48.6)	(36.9)
Diluted earnings/(loss) per ordinary share*	**10.2**	(48.6)	(36.9)
Underlying earnings per ordinary share:			
Before retirement benefits net finance cost, goodwill amortisation and exceptional items	**19.6**	18.4	38.1
Before goodwill *amortisation and exceptional items*	**17.4**	17.7	36.7

* There was no dilution arising from the conversion of preference shares or the exercise of outstanding share options

	6 months to 30.6.03 £m	6 months to 30.6.02 restated £m	Year to 31.12.02 restated £m
Profit attributable to ordinary shareholders before retirement benefits net finance cost, goodwill amortisation and exceptional items	**88**	79	163
Profit attributable to ordinary shareholders before goodwill amortisation and exceptional items	**78**	76	157
Profit/(loss) attributable to ordinary shareholders	**46**	(208)	(158)
Dilution on conversion of preference shares	**3**	3	5
Earnings on a diluted basis	**49**	(205)	(153)

	Millions	Millions	Millions
Average number of shares in issue for the period	**449.5**	428.2	428.1
Dilution on conversion of preference shares	**24.4**	24.4	24.4
Dilution on exercise of outstanding share options	**7.0**	5.3	9.1
On a diluted basis	**480.9**	457.9	461.6
The number of shares in issue at the end of the period	**458.1**	434.8	435.9

NOTES TO THE INTERIM REPORT (continued)

6 Ordinary dividends on equity shares

	6 months to 30.6.03 £m	6 months to 30.6.02 £m	Year to 31.12.02 £m
2003 interim dividend of 7.3p payable on 4 November 2003	**33**	-	-
2002 final dividend of 9.7p paid on 4 June 2003	**-**	-	44
2002 interim dividend of 7.0p paid on 6 November 2002	**-**	30	30
	33	30	74

7 Exchange rates

	6 months to 30.6.03	6 months to 30.6.02	Year to 31.12.02
Average:			
United States dollar	**1.61**	1.44	1.50
Euro	**1.46**	1.61	1.59
Closing:			
United States dollar	**1.67**	1.52	1.60
Euro	**1.45**	1.54	1.56

8 Post balance sheet events

On 5 August 2003 the acquisition of Risdon Pharma was completed for £89m, subject to net asset adjustments. On 21 August 2003, agreement was reached, subject to regulatory approval, to divest the Healthcare Flexibles businesses to Amcor Ltd for £135m, subject to net asset adjustments.

9 Financial information

A copy of the information to be provided to financial analysts is available on request from the Company Secretary, Rexam PLC at 4 Millbank, London, SW1P 3XR.

INDEPENDENT REVIEW REPORT TO REXAM PLC

Introduction

We have been instructed by the Company to review the financial information which comprised the consolidated profit and loss account, consolidated balance sheet, consolidated cash flow statement, reconciliation of operating profit to cash flow from operating activities, analysis of changes in net borrowings, statement of total recognised gains and losses, reconciliation of movements in shareholders' funds and the notes to the Interim Report. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months to 30 June 2003.

PricewaterhouseCoopers LLP
Chartered Accountants
London
28 August 2003

Notes:

1. The maintenance and integrity of the Rexam PLC website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the Interim Report since it was initially presented on the website.

2. Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.